July 27, 2012

VIA Edgar Filing

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
180 East Broad Street
Washington, DC 20549

Re:    Glimcher Realty Trust
Form 10-K for the year ended December 31, 2011
Filed on February 24, 2012
File No. 001-12482

Dear Mr. Woody:

This is in response to your letter dated July 2, 2012 regarding the above-mentioned filing for Glimcher Realty Trust (the “Company,” “Registrant,” or “GRT”). Unless otherwise defined herein, capitalized terms used in the Registrant's response portion of this correspondence shall have the same meaning given such terms in GRT's 2011 Form 10-K. References to page numbers are to pages in our 2011 Form 10-K, unless otherwise indicated. To facilitate your understanding of our response, we have restated each of your comments in its entirety followed by our response to each comment in italics.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 2 - Summary of Significant Accounting Policies

Accounting for Acquisitions, page 72-73

1.
We have reviewed your response to comment number 9. Please tell us whether management considers the qualitative factors for leases that fall within the zero to 15% range and makes a separate determination of the likelihood of renewal or does management automatically assumes that the likelihood of any lease within this range in unlikely. If management automatically assumes that leases that fall within the zero to 15% discount range are unlikely to renew, please provide registrant specific historical renewal rates of your portfolio that supports management's assumption.

Registrant's Response: The Company does not automatically assume that leases that fall within the zero to 15% discount range are unlikely to renew. Rather, the Company does consider qualitative factors when determining whether to include fixed-rate renewal options in its calculation of the fair value of below-market lease intangibles that are at, or below 15% of estimated market rents. Qualitative items considered in addition to the market rent for a given space at the property may include items such as: the sales performance and sales trends of the tenant, the importance of the market to the tenant, expansion or store closure plans of a tenant, our experience with the tenant at similar centers, and other similar items. It is a combination of quantitative and qualitative factors that the Company considers, on a case-by-case basis, in deciding whether to include the fixed rate renewal period in the calculation of the fair value of the below-market lease intangibles.

Mr. Kevin Woody
United States Securities and Exchange Commission
July 27, 2012

Note 12 - Investment in and Advances to Unconsolidated Real Estate Entities, pages 88 - 90

Note 25 - Acquisition of Property, page 100

2.
We have considered your responses to comments 11 and 12. Please provide us your calculation of the gains recognized for the contribution of property to the Blackstone Venture and the disposal of Polaris Town Center in your exchange transaction with DDR Corporation.

Registrant's Response: After the Company conveyed Lloyd Center and WestShore Plaza to a new entity, it then sold a 60% interest in that new entity to an independent third party. The transaction resulted in a gain of $547,000. The calculation of the gain is summarized below (amounts in thousands).

Gain on sale of 60% interest in Lloyd Center and WestShore Plaza
Sales price	$192,000
Less: 60% of debt assumed	129,191
Net proceeds	62,809
Less: 60% of the carrying value of net assets sold	57,713
Less: Transaction costs (1)	4,549
Total gain on sale of 60% interest in Lloyd and WestShore	$547

(1) Amounts include primarily loan assumption fees and third party brokerage fees.

The Company sold Polaris Towne Center for $79,555,000 and purchased Town Center Plaza for $138,438,000 during December of 2011. Both of these transactions were with affiliates of DDR Corp. In connection with the sale of Polaris Towne Center, the Company recorded a gain of $27,800,000. The calculation of this gain is summarized below (amounts in thousands).

Gain on the sale of Polaris Towne Center
Sales price	$79,555
Less: Net book value of assets sold	51,409
Less: Transaction costs	346
Total gain on sale of Polaris Towne Center	$27,800

Additionally, the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that I have addressed your questions adequately. However, if you have any additional questions, please feel free to contact me at 614.887.5610.

Sincerely,

/s/ Mark E. Yale
Mark E. Yale
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Accounting and Financial Officer)